
MRAS

MIDDLE RIVER AIRCRAFT SYSTEMS
MRA Systems Inc. – A Subsidiary of GE


11007967

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.


MRA

MIDDLE RIVER AIRCRAFT SYSTEMS
MRA Systems Inc. - A Subsidiary of GE

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan
(Name of Plan)

Date 6/13/11



(Signature)*
Name: John Heiser
Title: Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft
Systems Salaried Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

New York, New York

June 21, 2011



THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

		2010		2009
Assets:				
Cash and cash equivalents (note 2)	$	286,591	$	249,454
Investments, at fair value (notes 3 and 4)		36,139,600		32,290,631
Notes receivable from participants		428,338		482,804
Participant contributions receivable		33,628		36,561
Employer contributions receivable		13,757		12,374
Accrued dividends and interest		67,990		47,556
Total assets		36,969,904		33,119,380
Liabilities:				
Payable for excess contributions		62,749		52,131
Net assets available for plan benefits, prior to adjustment		36,907,155		33,067,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)		(152,047)		(31,205)
Net assets available for plan benefits	$	36,755,108	$	33,036,044

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 3,479,038	$ 4,183,292
Dividends and interest	714,497	530,839
Total investment income	4,193,535	4,714,131
Interest on notes receivable from participants	24,893	31,910
Contributions:		
Participant	2,102,332	2,133,970
Employer	664,019	673,564
Total contributions	2,766,351	2,807,534
Total additions	6,984,779	7,553,575
Deductions from net assets attributed to:		
Benefits paid to participants	3,263,570	1,282,847
Expenses and loan fees (note 1)	2,145	1,000
Total deductions	3,265,715	1,283,847
Net increase	3,719,064	6,269,728
Net assets available for plan benefits at:		
Beginning of year	33,036,044	26,766,316
End of year	$ 36,755,108	$ 33,036,044

See accompanying notes to financial statements.

1) Description of the Plan

The Middle River Aircraft Systems Salaried Savings Plan (the "Plan") is sponsored by MRA Systems, Inc. (the "Company"), a division of General Electric Aviation ("GEA"), whose ultimate parent is General Electric Company ("GE"), for employees not covered by collective bargaining agreements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Salaried Savings Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions, and effects of plan termination are included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(f) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(g) Growth Fund of America – This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks.

(h) Harbor International Fund – This fund seeks long-term total return, principally from growth of capital.

(i) Investment Company of America Fund – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

(j) New Perspective Fund – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

(k) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This Collective Trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities. On February 27, 2009, the Galliard Capital Management Stable Value Fund replaced the State Street Stable Income Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 in 2010 and 2009. For other participants eligible to make catch-up contributions, the 2010 and 2009 limits on catch-up contributions were generally $5,500.

Employer Contributions

The Company matches 50% of participant contributions up to 7% of eligible compensation.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company matching contributions and the earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be reported to the IRS in the year of default as ordinary income.

Notes receivable from participants at December 31, 2010 and 2009 were $428,338 and $482,804, respectively. Interest from notes receivable from participants for the years ended December 31, 2010 and 2009 was $24,893 and $31,910, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, the designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(h) Expenses). For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Cash and cash equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans.* ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

The Plan's ownership in the collective funds are carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(f) Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits

Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2010 and 2009:

		2010			2009	
GE Common Stock	$	8,831,070	*	$	7,120,722	*
Mutual funds:						
SSgA S&P 500 Index Fund		4,013,577	*		3,621,473	*
GE Institutional Income Fund		2,582,563	*		2,432,294	*
GE Institutional U.S. Equity Fund		2,333,137	*		2,203,296	*
GE Institutional Strategic Investment Fund		1,394,776			1,236,826	
Columbia Acorn Select Fund		2,092,056	*		1,454,959	
Growth Fund of America		1,281,135			1,259,382	
Harbor International Fund		2,088,448	*		1,519,089	
Investment Company of America Fund		1,811,874			2,029,513	*
New Perspective Fund		3,563,341	*		3,307,328	*
Total mutual funds		21,160,907			19,064,160	
Collective trust fund:						
Galliard Capital Management Stable Value Fund		6,147,623	**		6,105,749	**
Total collective trust fund		6,147,623			6,105,749	
Total Investments, at fair value	$	36,139,600		$	32,290,631	

* Investment option representing more than 5% of the Plan's net assets.
** Contract value at December 31, 2010 and 2009 for the Stable Value Fund was $5,995,576 and $6,074,544 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2010 and 2009 as follows:

		2010		2009
GE Common Stock	$	1,715,399	$	413,829
Mutual funds		1,763,639		3,769,463
Total	$	3,479,038	$	4,183,292

Dividends and interest for the years ended December 31, 2010 and 2009 were $714,497 and $530,839, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 2.46% and 3.02% at December 31, 2010 and 2009, respectively. The average crediting interest rate was 3.16% and 2.88% at December 31, 2010 and 2009, respectively.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 8,831	$ —	$ —	$ 8,831
Mutual funds	21,161	—	—	21,161
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	6,148	—	6,148
Total Investments, at fair value	$ 29,992	$ 6,148	$ —	$ 36,140

The following table presents our investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 7,121	$ —	$ —	$ 7,121
Mutual funds	19,064	—	—	19,064
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	6,106	—	6,106
Total Investments, at fair value	$ 26,185	$ 6,106	$ —	$ 32,291

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 28, 2003, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500.

The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 36,139,600	$ 32,290,631
Notes receivable from participants	428,338	482,804
Total Investments per Form 5500	$ 36,567,938	$ 32,773,435

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net Assets Available for Plan Benefits, per the financial statements	$ 36,755,108	$ 33,036,044
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	152,047	31,205
Net Assets Available for Plan Benefits, per the Form 5500	$ 36,907,155	$ 33,067,249

	2010	2009
Total Net Increase per the financial statements	$ 3,719,064	$ 6,269,728
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	152,047	31,205
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(31,205)	(62,984)
Total Net Income per the Form 5500	$ 3,839,906	$ 6,237,949

Supplemental Schedule

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	GE Common Stock	Common Stock	482,836	8,831,070
*	SSgA S&P 500 Index Fund	Mutual fund	194,080	4,013,577
*	GE Institutional Income Fund	Mutual fund	274,449	2,582,563
*	GE Institutional U.S. Equity Fund	Mutual fund	203,235	2,333,137
*	GE Institutional Strategic Investment Fund	Mutual fund	124,645	1,394,776
	Columbia Acorn Select Fund	Mutual fund	72,818	2,092,056
	American Funds Growth Fund of America R5	Mutual fund	42,156	1,281,135
	Harbor International Fund	Mutual fund	34,491	2,088,448
	Investment Company of America Fund	Mutual fund	64,342	1,811,874
	American Funds New Perspective A	Mutual fund	124,505	3,563,341
	Galliard Capital Management Stable Value Fund	Collective trust fund	287,756	6,147,623
	Total Investments, at fair value			$ 36,139,600
*	Notes receivable from participants	52 notes receivable from participants with interest rates of 4.25% to 9.25%		428,338
	Total notes receivable from participants			$ 428,338
	Total Assets held at end of year			$ 36,567,938

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.